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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934



                              Sealy Corporation
               ------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value of $.01 Per Share
                ------------------------------------------------
                        (Title of Class of Securities)

                                  812139301
                ------------------------------------------------
                               (CUSIP Number)

                                  Bob Peck
                              BART Partners, LLC
                       199 Fremont Street, Suite 2500
                       San Francisco, CA  94105-2261
                              (415) 284-8515
                ------------------------------------------------
                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                                March 9, 2009
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1834 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D
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CUSIP NO. 812139301                                             Page 2 of 6
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   BART Partners, LLC
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)*

   WC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, United States
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                    7.  SOLE VOTING POWER
			4,654,889
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
			4,654,889
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,654,889
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.1%
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14. TYPE OF REPORTING PERSON

    OO
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CUSIP NO. 812139301                                             Page 3 of 6
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Item 1.     Security and Issuer

       This Schedule 13D relates to the Common Stock, par value of $0.01 per share (the "Common Stock"), of Sealy Corporation, a Delaware corporation (the "Issuer").

	The address of the principal executive offices of the Sealy
Corporation is:
		Sealy Drive
		One Office Parkway
		Trinity, North Carolina 27370

Item 2.     Identity and Background

	This Schedule 13D is filed on behalf of BART Partners, LLC, a limited liability company organized under the laws of the State of Delaware ("BART Partners" or "Reporting Person"). BART Partners' principal business is that of investment management. The address of its principal office is:

		199 Fremont Street
		Suite 2500
		San Francisco, CA 94105-2261

	During the last five years, BART Partners has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

	The securities of the Issuer as to which this schedule is filed were acquired by BART Partners in the normal course of business.

	The source of funds used for the purchase of the Issuer's securities was the working capital of BART Partners.

Item 4.     Purpose of Transaction

	The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

      In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

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CUSIP NO. 812139301                                             Page 4 of 6
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      The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.    Interest in Securities of the Issuer

	(a),(b)	As of March 17, 2009, BART Partners, LLC, is the owner of
4,654,889 shares of the Issuer's Common Stock. Such shares represent approximately 5.1% of the Issuer's outstanding shares of Common Stock, as calculated based upon the 91,806,885 shares outstanding as of January 2, 2009 as reported by the Issuer in its Annual Report on Form 10-K for the period ending November 30, 2008, filed with the Securities and Exchange Commission on January 15, 2009.

	(c)	During the sixty (60) days preceding the date of this report, the
Reporting Persons purchased the following shares of Common Stock in the open market:

Reporting Person              Trade Date        Shares      Price/Share
----------------              ----------       ---------    -----------

BART Partners, LLC	      02/13/2009        200,000       $1.19
                              02/17/2009        200,000       $1.16
                              02/18/2009        131,000       $1.18
                              02/19/2009         80,000       $1.27
                              03/06/2009         20,000       $0.51
                              03/09/2009         50,000       $0.56
                              03/10/2009         15,124       $0.73
                              03/12/2009          7,700       $0.79
                              03/17/2009         18,900       $0.80


	(d)	Not Applicable

	(e)	Not Applicable


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CUSIP NO. 812139301                                             Page 5 of 6
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Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer

	Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits

	Not Applicable.


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CUSIP NO. 812139301                                             Page 6 of 6
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                                 SIGNATURE
          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 17, 2009

               /s/ Bob Peck
               ----------------------------------------
               Senior Managing Member
	       BART Partners, LLC